SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

i2 TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Certain Options to Purchase Common Stock, Par Value $0.00025 Per Share

Having an Exercise Price Per Share of $45.00 or More

(Title of Class of Securities)

465754 20 8

(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

Robert Donohoo

Senior Vice President, Secretary and General Counsel

i2 Technologies, Inc.

One i2 Place

11701 Luna Road

Dallas, Texas 75234

(469) 357-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Zaitun Poonja, Esq.

Rani Doyle, Esq.

Morgan Lewis & Bockius LLP

2 Palo Alto Square

3000 El Camino Real, Suite 700

Palo Alto, CA 94306

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$129,483,484.00	$13,854.73

*	The “transaction valuation” was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,204,847 shares of common stock of i2 Technologies, Inc., having an aggregate value of $129,483,484.00 as of April 18, 2006, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	Previously paid.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.

Form or Registration No.:    Not applicable.

Filing party:    Not applicable.

Date filed:    Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

The filing of this Schedule TO shall not be construed as an admission by i2 Technologies, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by i2 Technologies, Inc., a Delaware corporation (“i2” or the “Company”), with the Securities and Exchange Commission on April 26, 2006, relating to an offer by i2 to exchange all options held by current employees (excluding those who have resigned or given or received a written notification of their termination) to purchase shares of the Company’s common stock, par value $0.00025 per share, with an exercise price per share of $45.00 or more that are currently outstanding under certain of i2’s stock option plans (the “Eligible Options”) upon the terms and subject to the condition set forth in the Offer to Exchange, dated April 26, 2006, and the related Election/Change of Election Form (together, the “Offer Documents”). The Offer Documents were previously filed as exhibits to the Schedule TO as exhibits (a)(1) and (a)(2). Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the fourth paragraph under the caption “Restricted Stock Units” in Section 1 (Eligible Employees; Eligible Options; Restricted Stock Units; Expiration Date) of the Offer to Exchange is hereby amended by adding after the last sentence of that paragraph the following sentence: “Danish law may require us to provide different rights to terminated employees than are stated above. If any such law applies, we intend to comply with it.”

The information set forth in the paragraph under the caption “Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects” in Section 4 (Procedures for Tendering Options) of the Offer to Exchange is hereby amended by adding after the fifth sentence and before the sixth sentence of that paragraph the following sentence: “If we waive a condition of this Offer as to one particular option holder, we will waive that condition for all option holders.”

The information set forth in the eighth paragraph under the caption “Terms of Restricted Stock Units” in Section 9 (Source and Amount of Consideration; Terms of Restricted Stock Units) of the Offer to Exchange is hereby amended by adding after the last sentence of that paragraph the following sentence: “Danish law may require us to provide different rights to terminated employees than are stated above. If any such law applies, we intend to comply with it.”

Item 12.	Exhibits.

Item 12 of the Tender Offer Statement is hereby amended and restated as follows so as to add Exhibit (a)(28) attached hereto and to amend Exhibit (a)(8) in its entirety to read as set forth in, and to be replaced by, Exhibit (a)(8) to this Amendment:

(a	)	(1)	*Offer to Exchange, dated April 26, 2006.

		(2)	*Election/Change of Election Form.

		(3)	*Option Exchange Application Electronic Screen.

		(4)	*Press Release dated April 26, 2006.

		(5)	*Form of Email distributed to i2 Technologies, Inc. Employees.

		(6)	*Form of Email to Employees Announcing Offer to Exchange.

		(7)	*Slide Presentation to Employees Regarding Offer to Exchange.

		(8)	Form of Offer Reminder Email.

		(9)	*Form of Confirmation of Election Email to Employees.

		(10)	*Technical Frequently Asked Questions for i2 employees.

		(11)	*Material Income Tax Consequences for Employees Resident in Australia.

		(12)	*Material Income Tax Consequences for Employees Resident in Belgium.

		(13)	*Material Income Tax Consequences for Employees Resident in Canada.

		(14)	*Material Income Tax Consequences for Employees Resident in Denmark.

		(15)	*Material Income Tax Consequences for Employees Resident in Finland.

		(16)	*Material Income Tax Consequences for Employees Resident in France.

		(17)	*Material Income Tax Consequences for Employees Resident in Germany.

		(18)	*Material Income Tax Consequences for Employees Resident in India.

		(19)	*Material Income Tax Consequences for Employees Resident in Japan.

		(20)	*Material Income Tax Consequences for Employees Resident in Korea.

		(21)	*Material Income Tax Consequences for Employees Resident in The Netherlands.

		(22)	*Material Income Tax Consequences for Employees Resident in the People’s Republic of China.

		(23)	*Material Income Tax Consequences for Employees Resident in Singapore.

		(24)	*Material Income Tax Consequences for Employees Resident in South Africa.

		(25)	*Material Income Tax Consequences for Employees Resident in Taiwan.

		(26)	*Material Income Tax Consequences for Employees Resident in the United Kingdom.

(27)

*i2 Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2006, is incorporated herein by reference.

		(28)	Email to Canadian Employees, dated May 12, 2006.

		(b)	Not applicable.

(d	)	(1)

i2 Technologies, Inc. 1995 Stock Option/Stock Issuance Plan (as amended through May 19, 2005), filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-132473), filed with the Commission on March 16, 2006, is incorporated herein by reference.

(2)

i2 Technologies, Inc. 2001 Non-Officer Stock Option/Stock Issuance Plan, filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-67868), filed with the Commission on August 17, 2001, is incorporated herein by reference.

(3)

Aspect Development, Inc. 1997 Nonstatutory Stock Option Plan, filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-40038) (the “Aspect S-8”), filed with the Commission on June 23, 2000, is incorporated herein by reference.

		(4)	Aspect Development, Inc. 1992 Stock Option Plan, filed as Exhibit 99.3 to the Aspect S-8, is incorporated herein by reference.

(5)

SMART Technologies, Inc. 1996 Stock Option/Stock Issuance Plan, filed as Exhibit 99.13 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-85791), filed with the Commission on August 24, 1999, is incorporated herein by reference.

(6)

InterTrans Logistics Solutions Limited 1997 Stock Incentive Plan, filed as Exhibit 99.7 to the Company’s Registration Statement on Form S-8 (Reg. No. 333-53667), filed with the Commission on May 27, 1998, is incorporated herein by reference.

		(7)	Form of Restricted Stock Units Award Agreement for U.S. employees.

		(8)	Form of Restricted Stock Units Award Agreement for Non-U.S. Employees.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

i2 TECHNOLOGIES, INC.

/s/ Robert Donohoo
Robert Donohoo Senior Vice President, Secretary and General Counsel

Date: May 15, 2006